SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JULY 18, 2006

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INVITATION	July 18, 2006

TAM announces 2Q06 results release agenda

São Paulo, July 18, 2006 – TAM S.A. (BOVESPA: TAMM4, NYSE:TAM), Brazil’s largest airline company, will release its results for the second quarter 2006 (2Q06) on August 4. The information will be available on the company’s website: http://www.tam.com.br (Investor Relations Section), CVM (Comissão de Valores Mobiliários) and SEC (Securities and Exchange Commission) as of August 4, at 9:00 am (Brazil time). In addition to the conference calls in Portuguese and English, TAM will hold meetings with analysts and investors in São Paulo and Porto Alegre.

Conference Calls

English
August 04, 2006
11:00 am (Brazil time)
10:00 am (US EDT)

Participants calling from Brazil:
Phone: +55 (11) 4688-6301

Participants calling from the US:
Phone: +1 (800) 860-2442

Participants calling from other countries:
Phone: +1 (412) 858-4600

Replay: +55 (11) 4688-6225
Available from August 04 until August 14
Code: 185	Portuguese August 04, 2006 12:00 pm (Brazil time) 11:00 am (US EDT) Phone: +55 (11) 4688-6301 Replay: +55 (11) 4688-6225 Available from August 04 until August 14 Code: 495

Participants are requested to call the respective connecting number approximately 10 minutes prior to the beginning of the call.

Webcast and Slides: The presentation will be available for download on TAM’s website http://www.tam.com.br in the Investor Relations Section. The audio of the Conference Call will be broadcasted live over the Internet on the same website and will be available for future consultation.

APIMEC Meeting São Paulo
Date: August 09
Address: Renaissance Hotel (Alameda Santos, 2233 – São Paulo/SP)
Time: Meeting 09:00 Coffee 08:30

APIMEC Meeting Porto Alegre
Date: August 14
Address: Sheraton Hotel (Rua Olavo Barreto Viana, 18 – Porto Alegre/RS)
Time: Meeting 18:00 Coffee 17:30

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Investor Relations Contact:	Press Agency Contact:
Phone.: (55) (11) 5582-9715	Phone.: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br (Investor Relations)

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than two years, and held a 47.6% domestic market share and 37.9% international market share at the end of June 2006. TAM operates regular flights to 47 destinations throughout Brazil. It serves 72 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 3.3 million subscribers and has awarded more than 3.6 million tickets.

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SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 18, 2006

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.